OMV Investor News

Oktober 3, 2005
10.00am (UK time) – 11.00am (CET)

OMV announces significant oil discovery in Libya

- **5th oil discovery in Block NC186 in southern Sahara Desert**
- **OMV further strengthens its position in Libya**

OMV, the leading oil and gas group in Central Europe, today announced a 5th oil discovery in Block NC186 covering 4,300km² in the Murzuq Basin, 800 km South of the Libyan Capital Tripoli. Other partners in the Block are the Libyan National Oil Company (NOC), Repsol (operator), Total and Hydro. The discovery well reached a total depth of 1,717 metres and found a significant oil column. On test the well flowed up to 2,060 barrels per day of high quality oil.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "This is now the 5th hit in Block NC186 and represents a great success. It confirms the significant potential of the Murzuq Basin and adds to OMV's strong acreage position in Libya. Libya is a very important pillar of OMV's international E&P business and we are committed to developing it further".

Of the four earlier discovered oil fields in Block NC186, two – the A and D fields - were brought on stream over the past two years, with current production of 45,000 bbl/d. The other two discovered fields – B and H – are expected to be developed shortly. OMV's current production in Libya amounts to 27,500 bbl/d.

Background information:

OMV in Libya

OMV has been active in Libya since 1985, when it acquired 25% of Occidental Petroleum's producing assets. Since then OMV has considerably expanded its operations by entering into an agreement in 1994 with NOC, Repsol and Total for the development and production of the giant Sharara field which is producing around 200,000 barrels oil per day (bbl/d). In 1997 NC 186 and NC 197 were acquired, followed by NC 190 in 1999. In 2003 OMV and Repsol were awarded Exploration Package 1 encompassing 6 blocks with a total size of approx. 70,000 km². OMV's current production in Libya amounts to 27,500 bbl/d.

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Balanced International E&P portfolio

OMV owns a balanced international E&P portfolio in 17 countries organized around five core regions, namely the Danube and Adriatic, Northern Africa, the British North Sea, the Middle East/Caspian and Australia/New Zealand. Due to the acquisition of 51% of Petrom, Romania's largest oil company, OMV's daily production volume is approximately 340,000 boe/d, and the company's reserves approximately 1.4 bn boe.

OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of over EUR 13 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,385 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Peter Niklewicz, London, IR	Tel. +44 (20) 7367-5102; e-mail: peter.niklewicz@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–September and Q3 2005** on November 22, 2005

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